SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

MAXWELL SHOE COMPANY INC.

(Name of Subject Company)

MAXWELL SHOE COMPANY INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

577766108

(CUSIP Number of Class of Securities)

Mark J. Cocozza

Chairman and Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137-0037

(617) 364-5090

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 (310) 552-8500	Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 2, 4 and 7 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Maxwell Shoe Company Inc. (the “Company”) on March 29, 2004 and subsequently amended on April 1, 2004, April 8, 2004, April 12, 2004, April 19, 2004, April 20, 2004, May 17, 2004, May 19, 2004, May 20, 2004, May 26, 2004 and May 28, 2004 (as amended, the “Schedule 14D-9”) and to add additional Exhibits to Item 9 and revise the Exhibit Index accordingly.

Item 2.    Identity and Background of Filing Person

Item 2 is hereby amended and supplemented by adding the following new paragraph after the first paragraph under Item 2(b):

On May 26, 2004, Jones issued a press release announcing that MSCAC was amending the Offer, by increasing the price to be paid per share of the Company’s Common Stock to $22.50 (the “Revised Offer”) from the original $20.00 per share price contained in the Offer, which the Board has previously rejected as inadequate. Jones also filed a Supplement to the Offer to Purchase, dated May 26, 2004 (the “Offer to Purchase Supplement”) as Exhibit (a)(1)(I) to Amendment No. 10 to the Schedule TO (“Amendment No. 10”), filed with the SEC on May 26, 2004. According to the Offer to Purchase Supplement, the Revised Offer is subject to the same terms and conditions set forth in the Offer to Purchase, except as modified by the Offer to Purchase Supplement and any amendments to the Schedule TO.

Item 4.    The Solicitation or Recommendation

Item 4 is hereby amended and supplemented by adding the following three new paragraphs after the last paragraph in the section entitled “Solicitation/Recommendation” under Item 4(a):

After careful consideration, including a thorough review of the terms and conditions of the Revised Offer with the Company’s financial and legal advisors, the full Board of Directors unanimously determined at a meeting on June 6, 2004 that notwithstanding the increase in cash consideration offered by Jones and MSCAC, the Revised Offer is financially inadequate and that the Revised Offer is not in the best interests of the Company’s stockholders. The Board of Directors believes that the Revised Offer does not adequately compensate the Company’s stockholders for transferring control of the Company to Jones. Management and the Board of Directors believe that that they can create stockholder value in excess of the price being offered pursuant to the Revised Offer through the continued execution of the Company’s current strategy.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Revised Offer and not tender their shares for purchase pursuant to the Revised Offer.

A press release and letter to the Company’s stockholders communicating the recommendation of the Board of Directors are filed as Exhibits (a)(19) and (a)(20) hereto, respectively, and are incorporated herein by reference.

Item 4 is hereby further amended and supplemented by adding the following five new paragraphs after the last paragraph in the section entitled “Background” under Item 4(b):

On May 26, 2004, Jones issued a press release announcing that MSCAC was amending the Offer, by increasing the price to be paid per share of the Company’s Common Stock to $22.50 from the original $20.00 per share price contained in the Offer, which the Board has previously rejected as inadequate. Jones also filed the Offer to Purchase Supplement as Exhibit (a)(1)(I) to Amendment No. 10, filed with the SEC on May 26, 2004. According to the Offer to Purchase Supplement, the Revised Offer is subject to the same terms and conditions set forth in the Offer to Purchase, except as modified by the Offer to Purchase Supplement and any amendments to the Schedule TO.

On May 28, 2004, the Board of Directors of the Company met informally with management to discuss the Company’s business strategy, recent operational and financial developments concerning the Company, the Revised Offer and various issues relating to the Revised Offer.

On June 2, 2004, the Board of Directors met with its legal and financial advisors and the Company’s management to further discuss the Revised Offer and financial, legal and other considerations relevant to the Revised Offer. The legal advisor reviewed the fiduciary duties of the Board in connection with its consideration of the Revised Offer. The Company’s financial advisor reviewed with the Board the financial aspects of the Revised Offer and presented and discussed their financial analyses of Jones’s Revised Offer. In order to allow time for further consideration of Jones’s Revised Offer, the Board determined to defer any action regarding the Revised Offer until its next meeting on June 6, 2004.

On June 6, 2004, the Board of Directors met with the Company’s management and its financial and legal advisors to further consider and discuss the Revised Offer. At the meeting, Lehman Brothers updated and discussed its financial analyses of the Revised Offer since the June 2, 2004 meeting of the Board of Directors, and delivered its opinion, dated June 6, 2004 and attached hereto as Annex B, to the effect that as of the date of such opinion and subject to the qualifications and limitations set forth in the written opinion, the Revised Offer was inadequate, from a financial point of view, to the stockholders of the Company. The Company’s legal advisor updated the Board on various legal issues related to the Revised Offer.

After careful consideration, including consultation with the Company’s management and the Company’s financial and legal advisors and taking into account the factors described under “Reasons for the Recommendation of the Board” below, the Board of Directors unanimously determined that the Revised Offer was financially inadequate and not in the best interests of the stockholders and unanimously recommended that the Company’s stockholders reject the Revised Offer and not tender their shares to MSCAC pursuant to the Revised Offer. The Board of Directors also authorized the issuance of a press release and the filing of a recommendation statement with the SEC setting forth the Board of Directors’ recommendation that the stockholders of the Company reject the Revised Offer. In the press release, the Board of Directors stated that, consistent with its commitment to enhance stockholder value, it expects to meet with Jones to explore whether Jones is prepared to increase its Revised Offer to a level that fully reflects the value of the Company. The Board further stated in the press release that it believes that the Company’s full value is in excess of the additional “couple of pennies” by which Jones, during its May 26, 2004 conference call, said it might be willing to increase its Revised Offer. The Company also stated in the press release that there can be no assurance that any discussions would lead to an agreement or transaction, and that if the Company is unable to reach agreement with Jones on price, it will continue enhancing stockholder value through all appropriate means, which potentially would include stock repurchases or an extraordinary dividend. Further, the Company reiterated that it will continue to seek additional brands to license and otherwise act responsibly to protect the interests of the Company’s stockholders and ensure that stockholders receive full value for their investment.

Item 4 is hereby further amended and supplemented by adding the following two new paragraphs after the last paragraph in the section entitled “Reasons for the Recommendation of the Board” under Item 4(b):

In reaching the conclusion that the Revised Offer is inadequate from a financial point of view to the Company’s stockholders and that the Revised Offer is not in the best interests of the Company’s stockholders and in making the recommendation described above, the Board of Directors consulted with management of the Company, its financial and legal advisors, and took into account numerous other factors, including, but not limited to, the following:

•	The Company’s independent financial advisors, Lehman Brothers, issued an opinion stating that, as of June 6, 2004, and subject to the qualifications and limitations set forth in the written opinion, Jones’s Revised Offer is inadequate to the Company’s stockholders from a financial point of view;

•	Jones’s Revised Offer undervalues the Company based on its business, financial condition and performance, its unique market position and business prospects and continued market leadership,

the strength and diversity of the Company’s portfolio of brands, backlog of new business and significant future growth opportunities;

•	The Company’s Board of Directors and senior leadership team believe that they can create stockholder value in excess of Jones’s Revised Offer through the continued execution of its current strategy;

•	Since February 25, 2004, when Jones first publicly announced its proposal to acquire the Company, the Company has twice increased its net sales and earnings expectations for fiscal 2004. On May 20, 2004, the Company announced that it expects fiscal 2004 net sales to be in the range of $255 million to $260 million and earnings per share to be in the range of $1.21 to $1.25, excluding costs related to Jones’s unsolicited tender offer. Based on the Company’s unprecedented level of backlog and 18-quarter track record of meeting or beating expectations, the Company is confident that it can continue to achieve its goals; and

•	Jones’s revised offer does not adequately compensate the Company’s stockholders for transferring control of the Company to Jones.

All of the factors listed above are reasons that support the Board’s decision to recommend that the stockholders of the Company reject the Revised Offer and not tender their shares to MSCAC pursuant to the Revised Offer.

Item 4 is hereby further amended and supplemented by adding the following two new paragraphs after the last paragraph in the section entitled “Considerations of the Board” under Item 4(b):

The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board of Directors in reaching its conclusions and recommendation in relation to the Revised Offer and the transaction proposed thereby. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company’s financial and legal advisors. In light of the variety of factors and amount of information that the Board of Directors considered, the members of the Board of Directors did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board of Directors was made after considering the totality of the information and factors involved. Individual members of the Board of Directors may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under “Past Contracts, Transactions, Negotiations and Agreements.”

Finally, the Board of Directors noted in the course of its deliberations as to the Revised Offer that it has a continuing obligation to both oversee the ongoing progress of the Company’s business plan in relation to its objectives and to consider changes to the plan as well as other business or strategic alternatives if they appear desirable. The Board of Directors expects to actively continue such oversight as part of its responsibilities to set the strategic direction for the Company and to fulfill the goal of building stockholder value and safeguarding stockholder interests.

Item 4 is hereby further amended and supplemented by adding the following new paragraph after the paragraph in the section entitled “Recommendation of the Board” under Item 4(b):

In light of the factors described above, the Board of Directors has unanimously determined that the Revised Offer is financially inadequate and not in the best interests of the Company or its stockholders. Therefore, the Board of Directors unanimously recommends that the stockholders reject the Revised Offer and not tender their shares to MSCAC for purchase pursuant to the Revised Offer.

Item 4 is hereby further amended and supplemented by adding the following new paragraph after the paragraph in Item 4(c):

To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Revised Offer.

Item 7.    Purposes of the Transaction and Plans or Proposals

Item 7 is hereby amended and supplemented by adding the following new paragraph after the paragraph in Item 7(a):

Except as described in this Schedule 14D-9, the Company has not undertaken and is not engaged in any negotiations in response to the Revised Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. The Company does, however, continue to explore license and acquisition opportunities as they become available.

Item 7 is hereby amended and supplemented by adding the following new paragraph after the paragraph in Item 7(b):

Except as described in this Schedule 14D-9, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Revised Offer that relates to or would result in one or more of the matters referred to in Item 7(a) immediately above.

Item 9.    Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(9)	Press Release issued by Maxwell Shoe Company Inc. on April 19, 2004 (4)

(a)(10)	Amended Complaint filed by Maxwell Shoe Company Inc. on April 15, 2004 in the United States District Court for the District of Massachusetts (4)

(a)(11)	Stipulation of Dismissal between MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

Exhibit No.		Document

(a)(12)		Stipulation Regarding Dismissal of Claims among Jones Apparel Group, Inc., MSC Acquisition Corp., and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a)(13)		Press Release issued by Maxwell Shoe Company Inc. on April 20, 2004 (5)

(a)(14)		Press Release issued by Maxwell Shoe Company Inc. on May 17, 2004 (6)

(a)(15)		Press Release issued by Maxwell Shoe Company Inc. on May 19, 2004 (7)

(a)(16)		Press Release issued by Maxwell Shoe Company Inc. on May 20, 2004 (8)

(a)(17)		Press Release issued by Maxwell Shoe Company Inc. on May 26, 2004 (9)

(a)(18)		Press Release issued by Maxwell Shoe Company Inc. on May 27, 2004 (10)

(a)(19)		Press Release issued by Maxwell Shoe Company Inc. on June 7, 2004

(a)(20)		Letter, dated June 7, 2004 to Maxwell Shoe Company Inc.’s stockholders

(e)(1)		Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e)(2)		Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e)(3)		Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e)(4)		Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e)(5)		Maxwell Shoe Company Inc. Management Retention Plan (1)

(e)(6)		Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e	)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(g	)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.
(3)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 8, 2004.
(4)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 4 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 19, 2004.
(5)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 5 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 20, 2004.
(6)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 6 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 17, 2004.

(7)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 7 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 19, 2004.
(8)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 8 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 20, 2004.
(9)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 9 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 26, 2004.
(10)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 10 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 28, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAXWELL SHOE COMPANY INC.

Date: June 7, 2004	By:	/s/ MARK J. COCOZZA
Mark J. Cocozza
	Title:	Chairman of the Board and Chief Executive Officer

ANNEX B

[Lehman Brothers Opinion]

EXHIBIT INDEX

Exhibit No.		Document

(a	)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a	)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a	)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a	)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a	)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a	)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a	)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a	)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a	)(9)	Press Release issued by Maxwell Shoe Company Inc. on April 19, 2004 (4)

(a	)(10)	Amended Complaint filed by Maxwell Shoe Company Inc. on April 15, 2004 in the United States District Court for the District of Massachusetts (4)

(a	)(11)	Stipulation of Dismissal between MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a	)(12)	Stipulation Regarding Dismissal of Claims among Jones Apparel Group, Inc., MSC Acquisition Corp., and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a	)(13)	Press Release issued by Maxwell Shoe Company Inc. on April 20, 2004 (5)

(a	)(14)	Press Release issued by Maxwell Shoe Company Inc. on May 17, 2004 (6)

(a	)(15)	Press Release issued by Maxwell Shoe Company Inc. on May 19, 2004 (7)

(a	)(16)	Press Release issued by Maxwell Shoe Company Inc. on May 20, 2004 (8)

(a	)(17)	Press Release issued by Maxwell Shoe Company Inc. on May 26, 2004 (9)

(a	)(18)	Press Release issued by Maxwell Shoe Company Inc. on May 27, 2004 (10)

(a	)(19)	Press Release issued by Maxwell Shoe Company Inc. on June 7, 2004

(a	)(20)	Letter, dated June 7, 2004 to Maxwell Shoe Company Inc.’s stockholders

(e	)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e	)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e	)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e	)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e	)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

Exhibit No.		Document

(e	)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e	)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(g	)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.
(3)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 8, 2004.
(4)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 4 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 19, 2004.
(5)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 5 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 20, 2004.
(6)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 6 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 17, 2004.
(7)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 7 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 19, 2004.
(8)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 8 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 20, 2004.
(9)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 9 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 26, 2004.
(10)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 10 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 28, 2004.